

April 20, 2018

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

> **Re: Consolidated-Tomoka Land Co.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed on April 12 and 19, 2018 by Wintergreen Partners Fund, LP,**
> **Wintergreen Partners Offshore Master Fund, Ltd, Wintergreen Advisers,**
> **LLC, David J. Winters, Elizabeth N. Cohernour and Evan H. Ho**
> **File No. 001-11350**

Dear Ms. Cohernour:

We have reviewed your filings and have the following comments.

Schedule 14A filed April 19, 2018

1. Disclosure on slide 12 states that "Proposal 4 does not comply with the SEC's disclosure requirements for proxy statements." Similar disclosure can be found in your letter to Institutional Shareholder Services filed as Definitive Additional Materials on Schedule 14A later in the day on April 19, 2018. The disclosure required by Item 10(a)(1) of Schedule 14A appears to be present in the company's Definitive Proxy Statement on Schedule 14A filed on March 12, 2018 under the heading "Summary of the Second Restated Equity Plan" beginning on page 60, and on pages 19 and 52. Please provide additional information regarding why you believe the disclosure regarding Proposal 4 does not comply with the SEC's disclosure requirements for proxy statements.

2. Disclosure on slide 22 states "[w]e believe CTO's recent investor presentation dated April 9, 2018 mischaracterizes these conversations, and that the presentation is misleading at best and flat out untruthful and deceptive at worst." Similar disclosure can be found in your Definitive Additional Materials on Schedule 14A filed on April 12, 2018. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us with or disclose the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

3. Slide 33 presents a series of questions through which the participants imply that certain information was shared at investor meetings "behind closed doors" to increase trading

volume and drive up the price of CTO shares. Please remove these implications from future filings or provide us with the factual foundation to support these implications.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Edward Horton
        Seward & Kissel LLP